SIA Securities Corp.

(SEC I.D. No. 8-46668)

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2018, and
Report of Independent Registered
Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46668

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SIA Securities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 IDS Center, 80 South 8th Street
(No. and street)

Minneapolis	**Minnesota**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Cunningham — **612-359-2557** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 South Sixth Street	**Minneapolis**	**Minnesota**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIA SECURITIES CORP.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*



AFFIRMATION

I, Paul Rasmussen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SIA Securities Corp. (the "Company") as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Paul Rasmussen
President

Subscribed to before me this 27th day of February 2019.

[signature]
Notary Public

VICKI L. ESTES
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2023



Deloitte & Touche LLP
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SIA Securities Corp.
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SIA Securities Corp.
(the "Company") as of December 31, 2018, and the related statements of operations, cash
flows, and changes in shareholder's equity, and the related notes (collectively referred to as
the "financial statements). In our opinion, the financial statements present fairly, in all
material respects, the financial position of the Company as of December 31, 2018, and the
results of its operations and its cash flows for the year then ended in conformity with
accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on the Company's financial statements based on our
audit. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect
to the Company in accordance with the U.S. federal securities laws and the applicable rules
and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards
require that we plan and perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of
the financial statements, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included
evaluating the accounting principles used and significant estimates made by management,
as well as evaluating the overall presentation of the financial statements. We believe that
our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i, listed in the accompanying table of contents have
been subjected to audit procedures performed in conjunction with the audit of the
Company's financial statements. The supplemental schedules are the responsibility of the
Company's management. Our audit procedures included determining whether the
supplemental schedules reconcile to the financial statements or the underlying accounting
and other records, as applicable, and performing procedures to test the completeness and
accuracy of the information presented in the supplemental schedules. In forming our
opinion on the supplemental schedules, we evaluated whether the supplemental schedules,

including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2007.

SIA SECURITIES CORP.

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018**

ASSETS

ASSETS:	
Cash equivalents (Note 2)	$ 158,320
Accounts receivable	11,131
Prepaid expenses	11,080
Income tax receivable	2,057
TOTAL	**$ 182,588**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to Sit Investment Associates, Inc.	$ 9,094
Deferred tax liability	6,384
Total liabilities	15,478
SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	82,110
Total shareholder's equity	167,110
TOTAL	**$ 182,588**

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:	
Distribution and marketing fee (Note 2)	$ 36,671
12b-1 fees	156,557
Other revenue	22,965
Dividend income	2,592
Total revenues	218,785
EXPENSES (Note 1):	
Distribution expenses (Note 5)	156,627
Registration and licensing fees	18,965
Management fee (Note 5)	4,000
Professional fees	26,883
Insurance	8,732
Training	986
Total expenses	216,193
INCOME BEFORE PROVISION FOR INCOME TAXES	2,592
PROVISION FOR INCOME TAXES (Note 4)	621
NET INCOME	$ 1,971

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,971
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items included in net income:	
Deferred income taxes	79
Changes in assets and liabilities:	
Accounts receivable	4,532
Prepaid expenses	(624)
Payable to Sit Investment Associates, Inc.	464
Income tax receivable	(2,057)
Net cash provided by operating activities	4,365
INCREASE IN CASH EQUIVALENTS	4,365
CASH EQUIVALENTS — Beginning of year	153,955
CASH EQUIVALENTS — End of year	$ 158,320

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE — January 1, 2018	$ 500	$ 84,500	$ 80,139	$ 165,139
Net income	-	-	1,971	1,971
BALANCE — December 31, 2018	$ 500	$ 84,500	$ 82,110	$ 167,110

See notes to financial statements.

SIA SECURITIES CORP.

1. **OWNERSHIP AND NATURE OF BUSINESS**

   SIA Securities Corp. (the "Company") is a 100%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

   Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in the ASC Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the ASC. The core principle of the new ASU No. 2014-09 is for companies to recognize revenue from the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard provides a five-step approach to be applied to all contracts with customers and, also requires expanded disclosures about revenue recognition. This new guidance was adopted by the Company on January 1, 2018. There was no impact on the statements of financial condition, operations or cash flows upon adoption of the new standard.

   Revenue Recognition — Sit Mutual Funds, Inc. has adopted on behalf of Sit Dividend Growth Fund class S shares, Sit Global Dividend Growth Fund class S shares, Sit Small Cap Dividend Growth Fund class S shares and Sit ESG Growth Fund class S shares a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the distribution plan, the class S shares pay the Company distribution fees for the sale and distribution of its shares. The 12b-1 distribution fees are equal to an annual rate of 0.25% of the average daily net asset value of class S shares. These fees are received in cash after the end of each monthly period within 30 days, with any outstanding amounts due in accounts receivable.

   In evaluating the appropriate timing of the recognition of these fees, the Company applied the guidance on up-front fees to determine whether such fees are related to the transfer of a promised service (a distinct performance obligation). The amount of fees is a variable amount which can be recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which

is daily. 12b -1 distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Transaction price is in all instances formulaic and not subject to judgment at the current time. The allowance for doubtful accounts is subject to judgment. There were no impairment losses (allowance for doubtful accounts) on any new receivables from any revenue stream.

Additionally, the Company receives distribution and marketing fees and other revenue from SIA as reimbursement for insurance, professional fees, and registration and licensing fees. Revenues associated with the reimbursement of such expenses is recorded when the Company is contractually entitled to such reimbursement, which is usually as expenses are incurred. See further discussion of amounts paid by SIA on behalf of the Company in Note 5.

Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at fair value and are considered cash equivalents because of the Company's ability to redeem them at any time. The Company's only investment is in a money market fund.

Prepaid expenses: Prepaid expenses consist primarily of unamortized amounts of prepaid registration expenses.

Income Taxes — The Company files its own tax returns, and accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company will not be able to fully realize its deferred tax assets, a deferred tax asset valuation allowance will be recorded, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification 740 on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company has concluded that there are no uncertain tax positions as of December 31, 2018.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. ASSETS MEASURED AT FAIR VALUE

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

A description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy are as follows:

Cash Equivalents — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their NAV and are classified as Level 1.

| | Fair Value Measurements as of December 31, 2017, Using | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 158,320	$ -	$ -	$ 158,320

There were no transfers between levels during the year ended December 31, 2018.

4. INCOME TAXES

Income tax expense for the year ended December 31, 2018, consists of the following:

	Current	Deferred	Total
Federal	$ 231	$ 124	$ 355
State	311	(45)	266
Provision for income taxes	$ 542	$ 79	$ 621

The Company had no unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2018. The federal and state tax returns are subject to examination by the tax authorities for the years subsequent to 2014 and 2013, respectively.

5. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with SIA, whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. Amounts paid by SIA on behalf of the Company for registration and licensing fees, professional fees, and insurance amounted to $54,580; distribution expenses of $156,627 were allocated to the Company for certain distribution expenses incurred by the Parent. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA, which was $4,000 in 2018. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company, which was $36,671 in 2018. The Company has payables to SIA of $9,094 as of December 31, 2018.

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equivalent to the greater of $25,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 times its net capital. If the ratio of indebtedness to adjusted net capital exceeds 15 to 1, the Company is prohibited from engaging in any securities transactions. If the ratio exceeds 12 to 1, the Company may be required to reduce its business. If the ratio exceeds 10 to 1, the Company may be prohibited from expanding its business. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2018, the Company's net capital of $139,676 was $114,676 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 9 as of December 31, 2018.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule. Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. The Company has determined there were no material events that require adjustment to or disclosure in these financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

SIA SECURITIES CORP.   **Schedule g**

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:	
Total shareholder's equity	$ 167,110
Less nonallowable assets:	
Accounts receivable	11,131
Prepaid expenses	11,080
Deferred tax assets	2,057
Total nonallowable assets	24,268
Net capital before haircuts	142,842
Haircuts on securities:	
Cash equivalents	3,166
Total haircuts on securities	3,166
NET CAPITAL	$ 139,676
AGGREGATED INDEBTEDNESS:	
Payable to Sit Investment Associates, Inc.	9,094
Deferred tax liability	6,384
TOTAL AGGREGATED INDEBTEDNESS	$ 15,478
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregated indebtedness)	$ 25,000
Excess net capital	$ 114,676
Ratio of aggregated indebtedness to net capital	1 to 9

Note: There are no material differences between the computation using the amounts reported in the
accompanying audited financial statements and the computation as reported in the Company's
FOCUS report Part IIA filed on January 25, 2019.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2018

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission, including the Computations for Determination of the Reserve Requirements, under paragraph (k)(1).

SIA SECURITIES CORP.   **Schedule i**

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2018

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission, including the Information relating to the Possession or Control Requirements, under paragraph (k)(1).